[Reference Translation]

                                                               December 24, 2008

To Whom It May Concern:

                                 Company Name: TOYOTA MOTOR CORPORATION
                                 Name and Title of Representative:
                                          Katsuaki Watanabe, President
                                          (Code Number: 7203
                                          Securities exchanges throughout Japan)
                                 Name and Title of Contact Person:
                                          Takuo Sasaki
                                          General Manager, Accounting Division
                                          (Telephone Number: 0565-28-2121)


        Toyota Comments on Media Reports about Toyota's Personnel Affairs
        -----------------------------------------------------------------


Toyota Motor Corporation ("Toyota") commented on certain media reports appearing from December 23, 2008, regarding Toyota's plan to change its president. These media reports are not based on any official announcements made by Toyota.